Exhibit 99.1

CONSENT OF ROBERT A. STANGER & CO., INC.

We consent to the references to our name, valuation methodologies, assumptions, and value conclusions of our report, dated January 15, 2024, prepared by us with respect to the valuation of the property portfolio of SmartStop Self Storage REIT, Inc. (the “Company”), comprised of (i) 156 wholly-owned properties and (ii) eight properties held in unconsolidated joint ventures in which the Company held an ownership interest, which are contained in the Company’s Registration Statement on Form S-11 (SEC File No. 333-264449) filed with the Securities and Exchange Commission, as amended. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Sincerely,

/s/ Robert A. Stanger & Co., Inc.

By: Robert A. Stanger & Co., Inc.

Date: December 2, 2024